Exhibit 99.1
WNS (Holdings) Limited Announces Details of Extraordinary General Meeting of Shareholders
NEW YORK, NY and MUMBAI, INDIA, October 21, 2011 — WNS (Holdings) Limited (NYSE: WNS), a leading global business process outsourcing (BPO) provider, today announced that it will hold an extraordinary general meeting of shareholders on Tuesday, November 22, 2011, beginning at 11.00 am (Jersey time), at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.
The Company distributed the notice of the extraordinary general meeting, the proxy statement and form of proxy on or about October 21, 2011.
The notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain copies of the notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company’s registered office at:
Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Sheena Toudic, telephone: +44 (0)1534 281 877) or ronald.dmello@wns.com (attention Ronald D’Mello).
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.
Investors Contact:
David Mackey
Investor Relations
david.mackey@wns.com
ir@wns.com